SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

INTRODUCTION 3

1 ANALYSIS OF THE CONSOLIDATES RESULT 5

2 ANALYSIS OF THE PARENT COMPANY'S RESULT 27

3 GENERAL INFORMATION 38

Contact RI:
ombudsman-ri@eletrobras.com |
www.eletrobras.com.br/ri |

Conference Call in Portuguese
November 10, 2022
14:30 (Brasília)
15:30 (USA Eastern time)
17:30 (United Kingdom time)
Link: https://api.mziq.com/mzfilemanager/v2/d/abb77a17-3348-4bc7-849a-154998e06ca3/74465517-0e24-816c-f065-2c5c9e0afb81?origin=1

Conference Call in English
November 09, 2022
2:30 p.m (Brasília)
12:30 p.m. (USA Eastern time)
5:30 p.m. (United Kingdom time)
Link Zoom:
https://api.mziq.com/mzfilemanager/v2/d/abb77a17-3348-4bc7-849a-154998e06ca3/74465517-0e24-816c-f065-2c5c9e0afb81?origin=1

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

PREPARATION OF REPORTS:

Head of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso
Intern:
Ana Carolina Dall Orto Couto

ELET B3 LISTED N1
EBR & EBR.B LISTED NYSE
LATIBEX XELTO & XELTB
ISE B3
ICO2 B3
Pacto Global Rede Brasileira

Marketletter 3Q22

INTRODUCTION

Rio de Janeiro, November 09, 2022

A Eletrobras (Centrais Elétricas Brasileiras S.A.)
[B3: ELET3 e ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO e XELTB]

Eletrobras, the largest company in the electricity sector in Latin America, operating in the generation, transmission and commercialization segment, direct controller of 4 operating subsidiaries and a holding company – Eletropar –, a research center – Cepel and direct and indirect participation in 75 Special Purpose Entities, announces, on this date, its results for the period referring to the third quarter of 2022.

3rd QUARTER OF 2022

Eletrobras presented, in the third quarter of 2022 (3Q22), a net loss of BRL 88 thousand, 100% lower than the net income of BRL 965 million obtained in the third quarter of 2021 (3Q21).

The 3Q22 result was negatively impacted by the deflation that occurred in the period, which resulted in a reduction of R$1,941 million in transmission revenues, which are adjusted by IPCA index and IGPM index. In addition, there was a R$937 million decrease in the financial result, in particular, due to the R$1,041 million increase in financial expenses with debt charges, as a result of the consolidation of SPE Santo Antônio Energia 9Saesa) (+R$300 million) and the impact of BRL 490 million in Charges (IPCA + WACC/rate) of obligations with the CDE (WACC of 7.31%) and projects for the revitalization of the river basins and Amazônia Legal (rate of 5.67%), resulting from the new generation concession contracts signed in the privatization process. The 3Q22 result was also impacted by the recording of operating provisions for allowance for loan losses, which totaled R$533 million, mainly influenced by the delinquency of the distributor Amazonas Energia of R$478.5 million, and by provisions for contingencies of R$874 million, highlighting the risk reclassification of a lawsuit filed against Chesf, claiming losses and damages due to delays in transmission lines in the amount of R$588 million. The R$497 million increase in depreciation and amortization expenses also impacted the result, of which R$267 million related to the amortization of new generation contracts (Itumbiara, Tucuruí, Sobradinho, Mascarenhas and Curua-Una), resulting from privatization, and R$203 million for the consolidation of SPE Santo Antônio Energia.

Net Operating Revenue went from R$9,210 million in 3Q21 to R$8,033 million in 3Q22, a decrease of 13%, influenced by the deflation of the period (drop in IPCA and IGPM), worsening transmission revenue in a very relevant way, which was partially mitigated by the tariff review of the 22/23 cycle of 17 transmission contracts, totaling R$362 million, and by the R$1,005 million increase in generation revenue, impacted by the consolidation of SPE Santo's revenue Antônio Energia (+R$ 1,220 million). IFRS EBITDA, in the amount of R$ 5,234 million in 3Q21, increased to an amount of R$ 2,419 million in 3Q22, mainly due to the reduction in Transmission revenue as mentioned above and the increase in PMSO by 27%, as a result of the Agreement Collective Work 22/23 of 12% and consolidation of PMSO Saesa of R$ 90 million. Adjusted Net Operating Revenue decreased by 12%, from R$9,196 million in 3Q21 to R$8,033 million in 3Q22, influenced by the aforementioned drop in transmission revenue. Adjusted Ebitda decreased by 36%, from R$4,988 million in 3Q21 to R$3,197 million in 3Q22, influenced by the decrease in revenue and the increase in adjusted PMSO of R$427 million.

MARKETLETTER 3Q2022	3
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

Table 01: MAIN INDICATORS (R$ MILLION)
2022	2021	%		3Q22	3Q21%
95	96.3	-0,1%	Energy Sold - Generation GWh (1)	33.3	32.6	2,0%
30,234	28,762	5%	Gross Revenue	9,901	10,812	-8%
30,162	28,731	5%	Recurring Gross Revenue	9,901	10,798	-8%
25,065	24,125	4%	Net operating revenue	8,033	9,210	-13%
25,000	24,094	4%	Recurring Net Operating Revenue	8,033	9,196	-13%
9,978	11,817	-16%	EBITDA	2,419	5,234	-54%
12,997	14,047	-7%	Recurring EBITDA	3,197	4,988	-36%
40%	49%	-9,2	Ebitda Margin	30%	57%	-26,7
0,5	0,6	-631%	Recurring Ebitda Margin	0,4	0,5	-1445%
54,501	48,152	13%	Gross debt without third party RGR	54,501	48,152	13%
33,522	19,106	75%	Recurring Net Debt	33,522	19,106	75%
1,8	0,9	91%	Recurring Net Debt / Recurring LTM EBITDA	1,8	0,9	91%
4,117	5,104	-19%	Net Profit	-0,09	965	-100%
3,575	2,527	59%	Investments	991	1,024	-3%
10,476	12,182	-14%	Employees	10,476	12,182	-14%

(1) Does not consider Eletronuclear and Itapu; (2), (3) and (4) Adjustments detailed in the consolidated analysis presented below.

MARKETLETTER 3Q2022	4
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

1       ANALYSIS OF THE
CONSOLIDATED RESULT (R$ MILLION)

TABLE 02: CONSOLIDATED RESULTS
2022	2021	DRE	3Q22	3Q21
17,355	15,841	Generation Revenue	6,754	5,749
12,143	12,370	Transmission Revenue	2,924	4,864
736	550	Others Revenue	224	199
30,234	28,762	Gross Revenue	9,901	10,812
-5,169	-4,637	Deductions from Revenue	-1,868	-1,602
25,065	24,125	Net Operating Revenue	8,033	9,210
-6,601	-2,617	Operational costs	-2,801	691
-5,984	-5,352	Personnel, Material, Services and Others	-2,235	-1,746
-1,811	-922	Depreciation and amortization	-812	-315
-5,794	-11,374	Operating Provisions	-1,529	-9,376
4,876	3,859		656	-1,536
1,668	1,451	Shareholding	555	850
362	4,859	Regulatory Remeasurements - Transmission Contracts	362	4,859
274	772	Others Revenues and Expenses	32	772
7,181	10,940		1,606	4,944
-2,696	-710	Financial Result	-1,819	-882
4,485	10,231	Income before tax	-213	4,062
-1,355	-5,081	Income tax and social contribution	213	-3,072
3,130	5,150	NET INCOME from Continuing Operations	-0.09	990
987	-46	Net Income From Discontinued Operations	0	-26
4,117	5,104	NET INCOME FOR THE PERIOD	-0.09	965
MARKETLETTER 3Q2022	5
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

TABLE 03: RECURRING CONSOLIDATED RESULT
2022	2021	Recurring Financial Statement *	3Q22	3Q21
17,283	15,802	Generation Revenue Recurring	6,754	5,735
12,143	12,370	Transmission Revenue Recurring	2,924	4,864
736	558	Others Revenue Recurring	224	199
30,162	28,731	Gross Revenue Recurring	9,901	10,798
-5,162	-4,637	Deductions from Revenue Recurrent	-1,868	-1,602
25,000	24,094	Net Operating Revenue Recurring	8,033	9,196
-6,593	-6,453	Operational costs Recurring	-2,801	-3,183
-5,639	-4,847	Personnel, Material, Services and Others Recurring	-2,026	-1,600
-1,811	-922	Depreciation and amortization Recurring	-812	-315
-1,439	-198	Operating Provisions Recurring	-564	-275
9,518	11,674		1,829	3,823
1,668	1,451	Shareholdings Recurring	555	850
11,186	13,125	Adjusted Result before Financial Result	2,385	4,673
-2,130	-193	Financial Result Recurring	-1,458	-721
9,056	12,931	Income before tax Recurring	927	3,952
-1,653	-2,456	Income tax and social contribution Recurring	213	-585
7,403	10,475	Net Income for the year Recurring	1,139	3,367

* Non-recurring adjustments mentioned in the Highlights.

MARKETLETTER 3Q2022	6
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

1.1 MAIN VARIATIONS OF FINANCIAL STATEMENTS

Highlights in the Analysis 3Q22 X 3Q21

Below are the main highlights of 3Q22. For more details on the companies' results, see annex 2 of the Investor Report.

OPERATING INCOME

TABLE 04: GENERATION REVENUE

Operating Revenue - Generation	3Q22	3Q21%		2022	2021	%
Generation Revenue
Energy supply to distribution companies	4,252	3,160	0	9,934	8,508	0
Supply	1,041	884	18%	2,948	2,412	22%
CCEE	202	523	-61%	1,018	1,631	-38%
Operation and Maintenance Revenue	1,255	1,084	16%	3,434	3,136	9%
Construction Revenue	0	14	-100%	7	39	-81%
Itaipu Transfer	5	84	-94%	13	115	-88%
Generation Revenue	6,754	5,749	17%	17,355	15,841	10%
Non-recurring events
(-) Reversal of Penalties for Unavailability - CCEAR - CGT Eletrosul	0	0	-	-65	0	0%
(-) Construction Generation	0	-14	-100%	-7	-39	-81%
Adjusted Generation Revenue	6,754	5,735	18%	17,283	15,802	9%

VARIATION ANALYSIS 3Q22 X 3Q21

ENERGY SUPPLY TO DISTRIBUTION COMPANIES: Revenue obtained from a customer that is not a final consumer, such as generators, traders and distributors.

•	In Furnas (+R$1,054 million): (i) consolidation, as of 3Q22, of Madeira Energia S.A, impacting by R$1,185 million, corresponding to 7,720 average MW, referring to billings made to energy resellers, with the balance composed of customers of ACL 30% (Free Contracts Environment) and ACR 70% (Regulated Contracts Environment). Contracts are updated annually by the IPCA; (ii) Price adjustment based on the IPCA of ACR contracts (+R$ 26 million), partially offset by (iii) a 12% reduction in energy traded on the ACL (1,928 GWh in 3Q21 to 1,835 GWh in 3Q22, representing a decrease of R$ 23 million; and (iv) the fact that the Santa Cruz thermal plant, in 3Q22, was not dispatched by the ONS, given the increase in GSF due to the improvement in reservoirs, while in 3Q21 it generated 322 GWh, resulting in an impact of -R$ 136 million in variable revenue.
•	• At CGT Eletrosul (+R$191 million): (i)increase in ACR revenue of R$59.2 million, mainly due to: (a) 10% increase in average sales prices (R$286/MWh vs. R$259/MWh) as a result of the adjustment by the IPCA, resulting in an increase of R$25.7 million; (ii) an average increase of 4 MW in the quantity sold, increasing revenue by R$2.4 million; and (iii) factors related to TPP Candiota III, such as: lower reimbursement for insufficient generation and variable revenues, totaling approximately +R$ 31.1 million; (ii) In the ACL, the increase of R$132.1 million in revenue stems from: (i) R$96.1 million in revenue from the contract signed for the export of energy from TPP Candiota III; and (ii) an increase of R$ 36 million in revenue due to the increase in the quantity sold (398 average MW in 3Q22 compared to 339 average MW in 3Q21).
MARKETLETTER 3Q2022	7
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Marketletter 3Q22

Partially offset by:

•	At Eletronorte (-R$109 million): (i) At ACL: (a) the R$ 136 million reduction in sales at UHE Tucuruí (3Q21 R$ 719 million X 3Q22 R$ 583 million), due to the reduction of 26% in the price of energy sold (3Q21 R$193.76/MWh X 3Q22 R$142.47/MWh); (b) the R$4 million increase in revenue from the sale of UHE Samuel (3Q21 R$45 million X 3Q22 R$49 million) due to a 12% increase in Contract Prices (3Q21 R$247.23/MWh X 3Q22 R$277.61/MWh); (ii) In the ACR: (a) the R$ 35 million increase in revenue from the sale of PIEs from the capital (3Q21 R$ 629 million X 3Q22 R$ 664 million), to the distributor Amazonas Energia, due to an increase 6% of the Contract Prices linked to the IGPM (3Q21 R$877.99/MWh X 3Q22 R$921.07/MWh); (b) the R$ 1 million increase in revenue from the sale of PIEs from the interior (3Q21 R$ 22 million X 3Q22 R$ 23 million), to the distributor Amazonas Energia, due to the increase in the amount of energy sold in 10% (3Q21 7.26 MWm X 3Q22 7.96 MWm); (c) the R$ 1 million increase in UHE Balbina sales (3Q21 R$ 121 million X 3Q22 R$ 122 million), as a result of the 1% increase in contractual prices (3Q21 R$ 345.45/MWh X 3Q22 R $349.69/MWh); (d) the R$ 13 million reduction in sales of UTE Mauá and UTE Aparecida (3Q21 R$ 406.5 million X 3Q22 R$ 393.5 million), as a result of the reduction in the volume of energy sold by 27% (3Q21 782.94 MWm X 3Q22 572.93 MWm), due to the thermal dispatch of the plants only in the inflexibility.
•	Chesf (-R$39 million): (i) Reduction of 59 average MW sold in the ACL in Sep/22, equivalent to approximately R$42 million, due to a change in strategy compared to Sep/21. This effect was partially offset by (ii) suspension of payment of reimbursements for wind availability contracts in 2022, due to the delay in implementing the constrained-off compensation methodology for wind generators, defined by ANEEL through REN ANEEL 927/2021 estimated at R$ 6 million.

SUPPLY FOR END CONSUMERS: Revenue obtained from a customer who is a final consumer

•	Chesf (+R$72 million): (i) increase in 3Q22, of around 84 MW, in the average consumption of industrial customers at UHE Sobradinho, reached by Law 13,182/2015 by around R$35 million;
•	In Furnas (+R$57 million): (i) consolidation of R$34 million from SAESA in 3Q22, equivalent to 111,138 MWh, referring to the monthly billing of energy consumers of the ACL (Free Contract Environment), whose contracts are updated annually (IPCA), and also due to the seasonality and flexibility of the ACL contracts; (ii) readjustments in the unit prices of the supply contracts linked to UHE Itumbiara (Law 13,182), of approximately 9%, resulting in an increase of R$ 24 million in the period; (iii) Start of new supply contracts, started in 2022, representing an increase of R$ 3 million. On the other hand; (iv) the R$ -4 million difference is due to the fluctuation of the ICMS amount applied between the two periods, which varies according to the tax rate and attribution of billing to consumer units.
•	At Eletronorte (+R$28 million): (i) the R$27.2 million increase in Albras' revenue, due to the readjustment of the base price and the variations of the parameters, defined in the contract, used to calculate the final price sales: Aluminum price, Dollar and Sectorial Charges. (a) update of the base price by the IGP-M of 15%, in May/22, from R$177.92/MWh to R$204.00/MWh; (b) 2% drop in average aluminum prices (US$ 2,501.31 3Q21 X US$ 2,471.84 3Q22); (c) positive variation of 0.4% in the average dollar conversion rates (3Q21 R$5.22/US$ X 3Q22 R$5.25/US$). (ii) positive variation of R$500,000 due to the 9% readjustment in the price of the other sales contracts at UHE Tucuruí (3Q21 R$220.78/MWh X 3Q22 R$241.21/MWh).
MARKETLETTER 3Q2022	8
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

CCEE

•	At holding (-R$296 million): (i) improvement of the country's hydrological conditions, significantly reducing the need to import electricity from the Oriental Republic of Uruguay.
•	At Chesf (-R$71 million): (i) PLD variation from R$579.38/MWh in 3Q21 to R$66.43/MWh in 3Q22; and (ii) the variation in the GSF from 51.21% (in 3Q21) to 75.04% (in 3Q22).
•	At Eletronorte (-R$48 million): mainly in relation to the Tucuruí, Samuel and Curuá-Una Hydraulic Plants, due to: (i) a 12% increase in energy sold through bilateral contracts (3Q21 2,672 MWavg X 3Q22 2,990 MWmed); (ii) 89% reduction in PLD (3Q21 R$516.95/MWh X 3Q22 R$57.17/MWh); even with (iii) the 23% increase in seasonal physical guarantee post GSF (3Q21 2,525MWavg X 3Q22 3,100MWavg).
•	At CGT Eletrosul (-R$15 million): 89% reduction in PLD (from R$582/MWh in 3Q21 to R$67/MWh in 3Q22), corresponding to a negative variation of R$15.8 million; slightly offset by the increase in energy settled in 3Q22 compared to 3Q21, corresponding to an increase of R$ 0.7 million.

Partially offset by:

•	In Furnas (+R$109 million): (i) variation in GSF between the periods, which increased by approximately 24 p.p. (51% in 2021 and 75% in 2022), generated a greater amount of energy to be settled compared to the previous period and consequent higher result in the MCP, which ended up offsetting the drop in the average PLD (from R$ 581.71 in 2021 to BRL 73.36 in 2022).

OPERATION AND MAINTENANCE REVENUE - PLANTS RENEWED BY LAW 12.783/2013

•	Annual RAG adjustment of around 14%, in accordance with Aneel Homologatory Resolution No. 3,068/2022, with emphasis on Chesf (R$82 million) and Furnas (+R$55 million), in addition to the increase in CFURH in 3Q22, compared to 3Q21, of around R$23 million at Chesf, and consequently the associated taxes.

CONSTRUCTION REVENUE

•	In Furnas (-R$14 million): (i) with the enactment of Law 14,182/21, the treatment for quota plants was changed and, as of Jun/22, there will no longer be accounting for the financial asset generation in construction revenue, therefore it is not possible to compare 3Q21 and 3Q22.

ITAIPU TRANSFER

•	In Holding (-R$ 78 million): the reduction observed reflects the drop in the value of the balance of regulatory assets. As a result, the effect of US inflation on the balance tends to be smaller and smaller in nominal terms.

ANALYSIS OF VARIATION 2022X2021

•	Revenue from the Power Generation segment grew by 18% in the 9-month period of 2022 (9M22) compared to the 9-month period of 2021 (9M21). This growth was mainly influenced by the higher revenue from Electricity Supply and Supply, which had increases in volumes (especially the consolidation of SPE Santo Antônio Energia as of 3Q22) and by the annual adjustment of contracts.

MARKETLETTER 3Q2022	9
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

TABLE 05: TRANSMISSION REVENUE
Operating Transmission Revenue	3Q22	3Q21%		2022	2021	%
Transmission Revenue	2,924	4,864	-40%	12,143	12,370	-2%
O&M Revenue - Renewed Lines	1,361	1,492	0	3,876	3,483	0
O&M Revenue	294	97	203%	889	814	9%
Construction Revenue	626	742	-16%	1,035	1,064	-3%
Contractual Revenue - Transmission	643	2,533	-75%	6,343	7,009	-10%

Adjustment - Non-recurring events

Recurring Transmission Adjusted	2,924	4,864	-40%	12,143	12,370	-2%

ANALYSIS OF VARIATION 3Q22 X 3Q21

O&M REVENUE - RENEWED LINES LAW 12.783/13

•	Chesf (+R$169 million): publication of Aneel ratifying Resolution 3,067/2022, effective as of July/2022, which includes, among other aspects, the tariff readjustment of the 22/23 cycle, as well as the recognition of RAP's for reinforcement of small size;
•	At Eletronorte (+R$77 million): (i) Increase of R$139.2 million in billed revenue (2022 R$555.1 million x 2021 R$415.9 million) mainly due to the 22% readjustment in RAP of contract 058/2001 by the aforementioned Ratifying Resolution 3067/2022; (ii) Reduction of R$62.5 million due to the increase in amortization due to the 2022 tariff adjustment (R$239.1 million in 2021 x R$301.6 million in 2022) of the same Ratifying Resolution 3067/2022.
•	In Furnas (+R$31 million): (i) readjustment of 11.7% from the 22/23 cycle, in accordance with Aneel Resolution 3067/2022.

O&M REVENUE - EXPLORATION REGIME

•	At CGT Eletrosul (+R$21 million): (i) increases in Revenues (RAP) for the 2022/2023 tariff cycle, under the effect of the IGP-M (10.7%) and IPCA (11.7%) index; and (ii) Other variables with a lower impact, such as the Anticipation Apportionment, Variable Installment and Adjustment Installments.
•	Chesf (+R$7 million): (i) publication of Aneel Resolution 3,067/2022, which includes, among other aspects, the effects of the periodic tariff review of 10 concession contracts of the Company, namely: 010/2007, 012/2007 , 009/2011, 010/2011, 017/2011, 005/2012, 017/2012, 018/2012, 019/2012, 008/2011. RTP resulted in an increase in RAP of R$ 18.7 million per cycle, which represents something around 19.97% in the increase in RAP; Additionally, (ii) the effects of the tariff readjustment of the 22/23 cycle for the other unreviewed tendered contracts occurred, as well as the recognition of RAP's of small reinforcements, without previously established revenue, which caused an increase in revenue in the amount of BRL 12.8 million for the 2022/2023 cycle;
•	In Furnas (+R$5 million): (i) exchange of tariff cycles, based on the current regulation (REH No. 3067/22), which, in its annexes, details the readjustments of the Transmitters' RAPs. Highlight for the annual contractual adjustment by the IPCA index, 11.73%, or IGP-M, 10.72% depending on the Concession Agreement.

Partially compensated by:

MARKETLETTER 3Q2022	10
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22
•	At Eletronorte (-R$25 million): (i) Reduction of R$13.8 million in billed revenue; (ii) Reduction of R$ 11.5 million due to the increase in amortization due to tariff readjustments of Aneel Resolution 3067/2022 (73.7 million in 2021 vs. 85.2 million in 2022).

CONSTRUCTION REVENUE – TRANSMISSION

•	In Furnas (-R$359 million): (i) review due to the change in the tariff cycle (ReH No. 3067/2022), where the amount of revenue from the construction of contract 062/01 in 3Q21 totaled 575 million (in July : R$ 35 million, in August: R$ 20 million, and in September: R$ 520 million) and in 3Q22 the amount was R$ 209 million (in July: R$ 7 million, in August: R$ 67 million , and in September: R$ 135 million). Additionally, (ii) in the other contracts, the amount of construction revenue totaled R$ -4.94 million in 3Q21 (in July: R$ 1.15 million, in August: R$ 190 thousand, and in September: R$ - 6.28 million) and R$ 2.07 million in 3Q22 (in July: R$ 72 thousand, in August: R$ 10.5 million, and in September: R$ -8.5 million), both restated at a average build margin of 1.006%.

Partially compensated by:

•	Chesf (+R$105 million): (i) investments made (appropriated and allocated) in transmission projects in progress, associated with concession contracts: 061/2001, 021/2010, 019/2010, 012/2007, 004/ 2010, 013/2010, 020/2010, 018/2012, 010/2007, 008/2011, 007/2010, 008/2005, 018/2009, 014/2008, 010/2011, 019/2012, 009/2011, 017/2012, 005/2008, 005/2012, 007/2005, 017/2009, 006/2009, 017/2011 and 014/2010. Investments, in general, are linked to Aneel's authorizing resolutions.
•	At Eletronorte (+R$88 million): (i) R$103.3 million increase in Construction Revenue as a result of the annual adjustment of the Tariff Readjustment for the 2022/23 cycle being significantly higher than the previous cycle (increase of R$ 67.3 million in 2022 x reduction of R$ 36.0 million in 2021); (ii) a reduction of R$14.8 million as a result of lower construction revenue (R$26.0 million in 2022 x R$40.8 million in 2021) mainly due to: (a) a reduction of R$19, 5 million in revenue from the construction of contracts 007/2008 (R$10.1 million), 058/2001 (R$4.3 million), 001/2009 (R$3.6 million) and 012/2009 (R$ 1.5 million); and (b) increase of R$4.7 million in revenue from contracts 004/2011 (R$3.3 million), 010/2009 (R$1.0 million) and 021/2009 (R$0.4 million ).
•	CGT Eletrosul (+R$49 million): (i) Annual adjustment of contractual assets in 3Q22 (R$ -63 million), which compares investments made in transmission with the future cash flow to which the company is entitled. In 3Q21, the annual assessment resulted in (R$ -75 million). Additionally, construction revenues, excluding the adjustment, were (R$ +78 million) in 3Q22 and (R$ +41 million) in 3Q21.

CONTRACTUAL REVENUE – TRANSMISSION

•	The reduction is mainly due to IPCA deflation in the period, -0.36%: In Furnas (-R$793 million); At Chesf (-R$636 million); at Eletronorte (-R$318 million); CGT Eletrosul (-R$59 million).

VARIATION ANALYSIS 2022X2021

•	Transmission revenues decreased by 2%, from R$12,370 million in 3Q21 to R$12,143 million in 3Q22, mainly impacted by the evolution of the IPCA in the period, which especially impacted contractual revenue.
TABLE 06: OTHER OPERATING REVENUE
Operating Income	3Q22	3Q21%		2022	2021	%
Others Revenues	224	199	12%	736	550	34%
Non-recurring events
Revenue reversal energy interconnection among Brazil and Uruguay	0	0	100%	0	8	100%
Other recurring income	224	199	12%	736	558	32%

MARKETLETTER 3Q2022	11
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

OTHERS REVENUES

VARIATION ANALYSIS 3Q21 X 3Q22

•	At Eletronorte (+R$15 million): The variation is mainly due to: (i) an increase of R$45.1 million in the following accounts: (a) R$26.9 million in CDE; (b) R$16 million in Proinfa; (c) R$2.2 million in Others. On the other hand, (ii) reduction of R$29.8 million in the following accounts: (a) R$23.8 million in O&M Services (R$28 million reduction in Eletronorte's O&M contract); (b) R$2.7 million in Telecom; (c) R$ 2.1 million in Disposal resulting from reclassification; (d) R$1.2 million in Rental Leases.
•	At Chesf (+R$5 million): (i) R$3.7 million increase in revenues from telecommunications services; (ii) increase in miscellaneous income R$ 0.7 million; (iii) R$ 0.7 million increase in revenue from engineering services; and (iv) R$ 0.3 million increase in service fees.

OPERATING COSTS AND EXPENSES

Tabela 07: OPERATIONAL COSTS AND EXPENSES
Operational costs	3Q22	3Q21%		2022	2021	%
Energy purchased for resale	-1,102	2,360	-147%	-2,142	1,354	-258%
Charges on use of the electricity grid	-833	-778	7%	-1,982	-1,665	19%
Fuel for production electric power	-444	-533	-17%	-1,542	-1,537	0%
Construction	-422	-359	18%	-935	-769	22%
Personnel, Material, Services and Others	-2,235	-1,746	28%	-5,984	-5,352	12%
Depreciation and amortization	-812	-315	158%	-1,811	-922	96%
Operating Provisions	-1,529	-9,376	-84%	-5,794	-11,374	-49%
Total Operating Costs and Expenses	-7,377	-10,746	-31%	-20,189	-20,266	0%
Non-recurring events
(-) Non-recurring PMSO events	209	146	43%	345	505	-32%
(-) Non-recurring provisions	964	9,101	-89%	4,354	11,176	-61%
(-) Generation Construction	0	14	-100%	7	39	-81%
(-) Transfer of coal from the Material heading	0	0	-	0	13	-100%
Renegotiation of the hydrological risk, arising from resolution No. 2,932/21	0	-4,266	-100%	0	-4,266	-100%
Record of GSF expenses for adhering to the hydrological risk renegotiation	0	378	-100%	0	378	-100%
Total Recurring Operating Costs and Expenses	-6,204	-5,373	15%	-15,482	-12,420	25%

VARIATION ANALYSIS 3Q22 X 3Q21

ENERGY PURCHASED FOR RESALE

•	Positive recording, in 3Q21, of a credit of around R$ 4,266 million, as a reduction in the expense of energy purchased for resale, as a result of the hydrological risk renegotiation that took place in 3Q21, established by Aneel Resolutions 2,932/21 and 2,919/2021, which ratified the term of extension of the hydroelectric plants, and by recording the expense with GSF for the adhesion to the renegotiation of the hydrological risk, in the amount of -R$378 million, totaling a net impact of R$3,888 million. As this event was non-recurring in 3Q21, it significantly increases expenses when compared to 3Q22, where there was no such credit in the cost recovery account. The positive effects, in the cost recovery account, in 3Q21, occurred at Eletronorte (R$ 3.03 billion) and Furnas (R$ 864 million).
MARKETLETTER 3Q2022	12
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

•	In Furnas: (i) R$ -236.5 million from SAESA in 3Q22 referring to the impacts of the Company's commercial strategy adopted to mitigate the energy and financial exposure resulting from the hydrological risk (GSF). The amount for 2022 comprises purchases of electricity for resale, with bilateral contracts (R$ - 233 million), and the result of the CCEE settlement (R$ - 3.5 million). (ii) Variation of R$149 million due to: a) Price readjustment of current purchase agreements, representing an increase of approximately R$36 million; partially offset by (b) higher number of purchases made in 3Q21, taking advantage of market opportunities, which had an expense of R$172 million higher when compared to 3Q22; c) reduction of Pis/Cofins in the amount of R$ 13 million. There was no occurrence of negative exposure in the MCP in both analyzed periods.

Partially compensated by:

•	At Eletronorte: (i) reduction of exposure to the short-term market (MCP) of R$ 186 million, as a result of the 46% reduction in the GSF (3Q21 0.51 and 3Q22 0.75); (ii) R$54.1 million increase in tax credits (PIS, COFINS and PASEP) and leasing recoverable, which are recorded as rectifiers in the expense accounts; (iii) R$ 46.2 million increase in costs with energy purchase agreements with the Pies for resale to the distributor Amazonas Energia, resulting from the contractual adjustment based on the IGP-M; (iv) start of the term of the energy purchase agreement of the trading company Tempo, totaling R$ 5 million.
•	In the holding (-R$262 million): improvement of the country's hydrological conditions, significantly reducing the need to import electricity from the Oriental Republic of Uruguay.

FUEL FOR ELECTRIC POWER PRODUCTION

•	In Furnas (-R$101 million): (i) The Santa Cruz TPP was not dispatched in 3Q22, while in the same period of 2021 it had a generation of 322 GWh (in 3Q21, was the 3 months dispatched?), adding the 3 months of generation in 3Q21.

Partially compensated by:

•	At Eletronorte (+R$0.5 million): There was an increase in fuel expenses in the period by R$47 million, however, this increase was also offset by the increase in the expense recovery reduction account in the same amount of approximately R$ 47 million. The increase in fuel costs is explained by (i) an increase of R$140.9 million referring to ancillary expenses for natural gas as a result of the effect of the adjustment in the price of natural gas for the period, as well as the increase in the volume of natural gas that was no longer consumed as a result of the -22.83% reduction in the consumption of natural gas at the TPPs. Thus, the natural gas that was no longer consumed for the production of electricity generated an overpayment obligation for Ship or Pay; (ii) increase of R$ 111.8 million referring to tax credits (PIS/COFINS) of HPP Tucuruí in the period, incorrectly classified, with no counterpart in 2022. partially offset by (iii) reduction of R$ 161.4 million referring to expenses with the purchase of Fuel for the production of electricity (Natural Gas), which in 3Q22 were lower than expenses in 3Q21 by -21.42%, mainly due to the -28.25 % reduction in energy generation at UTEs that consume natural gas imposed by the ONS as a result of the increase in the reservoirs of the Hydroelectric Plants (HPP) of the North Region Submarket, causing the dispatches of the North Subsystem HPPs to be prioritized in comparison with the thermal plants that have inflexibility in their contracts and use fuel in their operation. In 3Q22, the reduction of ICMS in the total cost of natural gas was noticed in compliance with State Decree No. 56,973/2022, causing the price of natural gas to be reduced by an average of -7.0%, but considering the annual adjustment of the contractual price, the price difference between 3Q21 and 3Q22 was 1.34%. The ship or pay expense mentioned above is not affected by the ICMS reduction, as it is not characterized as a circulation of goods but as a contractual financial obligation; and (ii) a R$44.5 million reduction in the ICMS refund on sales of energy produced by UTE Mauá 3, due to the consumption of natural gas. The reversal occurs due to the fact that the sale is outside the state of AM and is exempt from ICMS. In turn, the increase in the recovery of expenses (+R$47 million) was due to: (i) higher revenue from the CCC of 4.46% as a result of the effect of the readjustment of the price of natural gas for the period, which was readjusted on average by 9.21%, as well as the reimbursement of larger volumes of natural gas for ancillary expenses (Ship or Pay of Carriage and Margin) incurred in that period.
MARKETLETTER 3Q2022	13
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

•	At CGT Eletrosul (+R$13 million): There was a R$20 million increase in fuel expenses in the period, however, this increase was partially offset by the increase in the expense recovery reduction account in the amount of about BRL 7 million. The increase in fuel costs was due to: (i) price correction in coal supply contracts, varying between 11.9% and 15.9%, depending on the supplier; and (ii) lower use of old coal inventories with lower prices when compared to 3Q21. These effects represented an increase of 36% in the cost of coal, representing R$ 16.7 million of the variation; and (iii) consumption of R$ 1.2 million of diesel and fuel oil used in the plant's restart process, which occurred only in 3Q22. The recovery of expenses – subsidy (+R$7 million) increased, in turn, due to: (i) reimbursement of fuel oil and diesel of R$1.04 million in 3Q22, given that the use of this input is only necessary to power plant restart events; (ii) a 15.9% increase in the price of reimbursable coal from R$112.16 per ton in 3Q21 to R$130.01 in 3Q22; and (iii) due to the stoppage of UTE Candiota in the second half of 2020 - caused by operational problems - all the reimbursed coal was not used that year. Thus, in 2021, the amount of coal reimbursed was lower, offsetting the surplus from 2020. In this way, the amount reimbursed in 2022 is 25% higher than the previous year.

NETWORK USE CHARGES

•	Furnas (+R$201 million): (i) R$192 million from the consolidation of SAESA (ii) In 3Q21, the EUST was under the Ratification Res 2,896-aNEEL of 07/13/2021 and, in 3Q22, the EUST was under the validity of the Homologatory Res 3.066-ANEEL of 06/12/2022. The latter readjusted tariffs in order to produce an increase of around 15% in relation to the previous tariff cycle, with emphasis on the readjustment of tariffs for the use of LIGHT's distribution system (+10%).
•	Increase in the tariff for the use of the transmission and distribution system by Eletronorte (+R$35 million) and Chesf (+R$35 million).

CONSTRUCTION

•	At Chesf (+R$45 million): (i) The construction cost in the periods is directly related to the expenses incurred (appropriated and allocated) in the transmission investment events in progress, associated with the concession contracts.
•	At CGT Eletrosul (+R$37 million): (i) increase in the volume of transmission projects being built by the company between the periods, jumping from R$48.7 million in 3Q2021 to R$87.3 million in the same period in 2022 These investments are linked to Aneel's authorizing resolutions and improvements to the existing system.

Partially compensated by:

MARKETLETTER 3Q2022	14
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22
•	Furnas (-R$24 million): mainly due to investments made in the periods observed: (i) In transmission, investments in the quarters were: (a) in contract 062/01, R$ -53, 2 million in 3Q22 and the amount in 2021 was R$ -61.43 million; and (b) The variation in the other contracts was R$ 228 thousand in 2022 and R$ -1.66 million in 2021; (ii) In generation, the value in 3Q21 was R$ -13.75 million, however with Law 14,182/21, the treatment for quota holder plants was changed and, as of Jun/22, there will be no more accounting of the financial asset generation in construction expense.

VARIATION ANALYSIS 2022X2021

•	The sum of the costs of Energy purchased for resale, Charges on use of the electricity grid, Fuel for electricity production and construction, in 9M22, increased by 152%, mainly impacted by: (i) The increase in the cost of energy purchased for resale, due to the registration, in 3Q21, of a credit of approximately R$ 4,266 million, as a reduction in the expense of energy purchased for resale, as a result of the hydrological risk renegotiation in 3Q21 established by Aneel Resolutions 2,932/21 and 2,919/2021 , which ratified the extension term of the hydroelectric plants, and the recording of the GSF expense for joining the hydrological risk renegotiation, in the amount of -R$378 million, totaling a net impact of R$3,888 million, an event that did not occur in 3Q22; (ii) the increase in network usage charges, which grew by 19% in relation to the same period of the previous year, mainly caused by the TUST readjustment; (iii) R$ 192 million increase in expenses due to the consolidation of SAESA as of 3Q22; and (iv) the increase in construction costs, which are directly related to the expenses incurred in the generation and transmission investment events in progress.

TABLE 08: PERSONNEL, MATERIAL, SERVICES AND OTHER

Personnel, Material, Services and Others	3T22	3T21%		2022	2021	%
Personnel	-1,139	-935	21,9%	-3,292	-2,971	10,8%
Material	-73	-51	42%	-177	-153	16%
Services	-494	-395	25%	-1,277	-1,043	22%
Others	-529	-365	45%	-1,238	-1,186	4%
PMSO total	-2,235	-1,746	28%	-5,984	-5,352	12%
Non-Recurring Items
Termination costs	0	1	0%	1	80	1%
Indemnity Allowance Health Plan	0	0	-	32	0	0%
Labor Claims	0	21	0%	39	69	57%
Payment of Historical Hours Bank 25%	0	44	0%	0	1	0%
Coal transfer from 1Q21 to Fuel account	0	0	-	0	-13	0%
PIS/COFINS credit - inputs from UTE Candiota III previous periods	0	0	-	0	-3,8	0,0%
FEE Consent Capitalization	0	0	-	16	0	0%
Recovery of expenses (Commissions and Debentures)	0	0	-	0	-8	0%
Loss with CCC corresponding to the inspection of Boa Vista	0	58		0	58
Indemnities, losses and damages: CAEFE (2022) Furnas	0	0	-	46	0	0%
IR not collected from conviction paid in 2015	0	0	-	0	42	0%
IR resulting from AmGT Transfer	0	0	-	0	40	0%
Legal costs and fees holding and Furnas	0	3	0%	2	48	4%
Labor Costs	0	0	-	0	13	0%
Indemnities - Losses and Damages	0	0	-	0	38	0%
Decrease SPE FOTE	0	13	0%	0	20	0%
Generator set rental (emergency assistance to Amapá)	0	6	0%	0	57	0%
Sale of Transmission Assets to Energisa	0	0	-	0	-3	0%
Reimbursement of Transmission Assets to Energisa	0	0	-	0	2	0%
Problem of accounting for previous years	0	0	-	0	-7	0%
Indemnities, losses and damages - Engevix, CIEN and contractors CONVAP 2022	92	0	0%	92	45	204%
Transfer of the energy trading activity from Itaipu to ENBPar	137	0	0%	137	0	0%
Reversal of provisions that occurred at the end of the construction of the Passo São João, São Domingos and Barra do Rio Chapéu HPPs	-20	0	0%	-20	0	0%
Asset Write-off (Energisa Acre)	0	0	-	0	29	0%
Adjusted PMSO	-2,026	-1,600	27%	-5,639	-4,847	16%

SAESA IMPACT

Personnel, Material, Services and Others	3Q22	2022
Personnel	25	25
Material	8	8
Services	57	57
Others	0	0
PMSO total	90	90

VARIATION ANALYSIS 3Q22 X 3Q21

PeRSONNEL

•	Collective Bargaining Agreement – ACT22/23, which had an adjustment of 12.13% (IPCA), with an estimated impact of R$178 million in the quarter. It is important to note that, at Chesf, the variation in the account reflects the readjustment of collective bargaining agreements - 2-year ACTs, since the 2021/22 ACT 6.76% only took effect from January 2022 (retroactive to May 2021), and this impact, at Chesf, is added to that of ACT22/23. In addition, the 2022 salary progression also stands out, with impacts on salaries, benefits, 13th salary, among others.
•	Chesf: (i) In 3Q21, there was a R$ 62 million reversal of profit sharing, which reduced expenses in 3Q21, without comparison in 3Q22;
•	Consolidation of R$ 25 million of SAESA, as of 3Q22, which did not occur in 3Q21, in which Saesa was brought in by the equivalence account

Material

•	At Eletronorte (+R$ 10 million), highlighting the increase of R$ 7.3 million in the direct acquisition of operational maintenance material.
MARKETLETTER 3Q2022	15
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

ServiCES

•	In Furnas: (i) consolidation of expenses of R$57 million from SAESA, as of 3Q22, composed mainly of maintenance and operation services (R$ -39 million) and increase in benefits in the amount of R$7 million.
•	At Eletronorte (+R$ 23 million), with emphasis on the maintenance of operating assets, of R$ 15.3 million, at UTE Aparecida and UTE Mauá 3.

OTHERS

•	In Furnas (+R$97 million): (i) Indemnities, losses and damages of R$91.6 million, with emphasis on R$90 million from the CONVAP process.
•	At Eletronorte (+R$ 27 million): (i) increase of R$ 35.6 million in operating expenses, resulting from adjustments made to the service agreement by Eletronorte; offset by (ii) a R$5.7 million reduction in insurance for facilities, equipment and inventories; (iii) a R$3 million reduction in the rental of generator sets.

Partially compensated by:

•	At CGT Eletrosul (-R$25 million): (i) In 3Q22, recoveries of expenses, which are balance-reducing items, were R$10.9 million higher than in 3Q21, accounting for the positive balance of the item; (ii) In 3Q22, the gain from disposal of assets/rights was R$18.7 million higher than in 3Q21, with emphasis on the assignment of the Company's payroll, generating revenue of R$6 million, while in 3Q21 there were losses , due to the recognition of a loss on the acquisition of SPE FOTE; (iii) Insurance expenses were R$2.6 million higher in 3Q22, and (iv) the rest of the variation is explained by sundry expenses that were R$1.2 million higher in 3Q22.

VARIATION ANALYSIS 2022X2021

•	Personnel, material, services and other costs and expenses presented, in 9M22, a variation of 12% in relation to the same period of the previous year, mainly reflecting: (i) in the personnel account, the collective bargaining agreement - the ACT22 /23, which had an adjustment of 12.13% (IPCA) and the indemnity allowance of R$32 million; (ii) consolidation of SAESA, as of 3Q22, adding an expense of R$90 million to the consolidated.

DEPRECIATION AND AMORTIZATION

Table 09: Depreciation and Amortization
Depreciation and amortization	3Q22	3Q21%		2022	2021	%
Depreciation and amortization	-812	-315	158%	-1,811	-922	96%
Non-recurring items - Adjustments
Depreciation referring to previous periods
Adjusted Depreciation and Amortization	-812	-315	158%	-1.811	-922	96%

•	Amortization expense of R$ 277 million of new concession assets resulting from the privatization of Eletrobras: Sobradinho (-7 million); Tucurui (-R$213 million), Curuá-Una (-R$1 million); Itumbiara (-R$25 million); and Mascarenhas de Moraes (-R$21 million). The amortization of the new contracts arising from the plants that will be dequotized will only start in 2023, on a non-linear basis, according to the dequotization.
MARKETLETTER 3Q2022	16
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

New Generation Assets	3rd Quarter of 2022 - In R$ thousand
	Chesf	Eletronorte	Furnas	Totais
Amortization expenses - Law 14,182/2021	- 7,288	- 214,189	- 45,284	- 266,761

•	Consolidation of SAESA, as of 3Q22, increased amortization expense by R$203 million..

OPERATING PROVISIONS

Table 10: OPERATING PROVISIONS

Operating Provisions	3Q22	3Q21%		2022	2021	%
Operational provisions / reversals	-1,529	-9,376	-84%	-5,794	-11,374	-49%

Non-recurring provisions/reversals
Provision for Disputes	-874	-9,481	-91%	-2,237	-11,511	-81%
Allowance for PCLD Prospective credit loss estimate (CPC 48)/ losses from clients- Chesf	0	0	-	-1,307	118	-1211%
Onerous contracts	-47	-23	103%	244	-23	-1151%
Estimated losses on investments	80	-103	-177%	-826	-111	641%
RAP adjustment portion	0	0	-	0	0	-
Estimated loss due to impairment of assets (Impairment)	-92	555	-117%	-158	454	-135%
Provision for Implementation of Shares - Compulsory Loan	-30	-47	-35%	-71	-93	-23%
TPP Candiota III – Coal	0	-2	-100%	0	-9	-100%

Recurring Provisions/Reversals
Guarantees	4	5	-17%	-26	24	-205%
PCLD (excluding PCLD Prospective Estimate of Prospective Credit Loss (CPC 48) and losses of clients-Chesf	-533	-244	119%	-1,181	-208	466%
GAG Improvement	8	1	413%	-127	-51	152%
Others	-43	-37	16%	-105	37	-385%
Recurring provisions / reversals	-564	-275	106%	-1,439	-198	628%

The positive values in the table above mean reversal of provision.

VARIATION ANALYSIS 3Q21 X 3Q22

The variation is mainly explained by:

•	Provision for Litigation of R$ 1,529 million in 3Q22: (i) At Chesf, record a provision of R$ 587.5 million referring to the lawsuit filed by Energia Potiguar, for payment of indemnification due to the losses caused by the alleged delay in delivery the 230 kV transmission line Extremoz II – João Câmara II, part of the Concession Agreement No. 019/2010; (ii) In the Holding, provision for litigation of R$108 million of compulsory loan arising from punctual adjustments in lawsuits for unfavorable decisions; and (iii) At Eletronorte, an increase of R$87 million in monetary restatement and review of the amount in accordance with the Cetenco process; and an increase of R$ 34.9 million related to the risk assumption of SPE Amapari's lawsuits;
MARKETLETTER 3Q2022	17
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22
•	• At Eletronorte, provision for allowance for loan losses, in the total amount of R$ 478.5 million, with emphasis on: a) Provision of R$ 397.5 million referring to bills overdue in 1Q22 for current energy supply to Amazonas Energia, and who completed 180 days; b) Provision of R$ 88.6 million referring to the adjustment of debts already renegotiated by Amazonas Energia (ICDs), but not paid.

REGULATORY REVIEWS - TRANSMISSION CONTRACTS

	3Q22	3Q21%		2022	2021	%
Regulatory Remeasurements - Transmission Agreements	362	4,859	-93%	362	4,859	-93%

•	In the third quarter of 2021, the recording in this item resulted from the remeasurement of the RBSE asset, originated by the reprofiling of the financial component and the complementary recognition of the cost of equity (KE). (ii) In the third quarter of 2022, the impact resulted from the Periodic Tariff Review - RTP ANEEL for the RAPs of concession contracts 014/2011 and 016/2011.

SHAREHOLDINGS

	Table 12: Shareholdings
Shareholdings	3Q22	3Q21%		2022	2021	%
Shareholdings	555	850	-35%	1,668	1,451	15%

VARIATION ANALYSIS 3Q22 X 3Q21

SHAREHOLDINGS

•	Among the main variations in the equity interest account are: (i) Norte Energia, with an equity result in 3Q22 R$160 million lower than in 3Q21, mainly due to the registration of the concession extension in September 2021 according to the approval resolution of the ANEEL No. 2932/2021 in the amount of R$307 million; (ii) CTEEP (-R$89 million), due to lower remuneration of concession assets.

FINANCIAL RESULT

FINANCIAL RESULT:

Table 13: FINANCIAL INCOME AND EXPENSES

Financial Result	3Q22	3Q21%		2022	2021	%
Financial Income
Interest, commission and fee income	178	234	-24%	710	723	-2%
Income from financial investments	688	204	237%	1,574	379	315%
Moratorium addition on electricity	161	74	119%	397	206	93%
Interest income on dividends	68	26	158%	68	209	-68%
Other financial income	203	118	72%	323	282	15%
(-) Taxes on financial income	-59	-73	-18%	-271	-231	17%
Financial expenses
Debt charges(1)	-2,016	-972	107%	-3,817	-2,334	64%
Other financial expenses	-295	-171	73%	-749	-472	59%
Financial items net
Monetary Variations	-267	40	-773%	-585	105	-659%
Exchange Variations	-192	-610	-68%	232	-261	-189%
Derivatives	-287	247	-216%	-576	685	-184%
Financial Result	-1,819	-882	106%	-2,696	-710	280%
Adjustments
(-) Revenue from loans owed by privatized distributors	-235	-82	185%	-594	-236	152%
(-) Bonus Award + FIDC Commission	0	0	-	0	91	-100%
(-)Regularization of credits tax process / Fine and Notices of Infraction	0	0	-	0	81	-100%
(-) RPCs Chesf	0	0	-	0	118	-100%
(-) Monet update. company compulsory	495	194	155%	1,334	413	223%
(-) Monetary restatement of the addition of 14 months of economic and energy inefficiency	0	-151		0	-151
(-) Chesf: update of lawsuits due to from Benner's go live	0	-231	-100%	0	-231	-100%
(-) Financial expense corresponding to the exchange of the fee Selic by IPCA according to CNPE Resolution No. 15/2021	0	432	-100%	0	432	-100%
(-)Interest and exchange variation on ITAIPU Sale Transaction to ENBPar	0	0	-	-242	0	-
(-)Reversal of Penalties for Unavailability - CCEAR - CGT Eletrosul	0	0	-	-34	0	-
(-) Tax installment payment indemnification of reversible assets UHE Tucuruí and UHE Curua-Uma	101	0	-	101	0	-
Adjusted Financial Result	-1,458	-721	102%	-2,130	-193	1002%

VARIATION ANALYSIS 3Q22 X 3Q21

In 3Q22, the financial result presented a negative variation, having presented a negative result of R$882 million in 3Q21 and a negative result of R$1,819 million in 3Q22. The main variations were:

•	Furnas (i) increase in the debt charge due to the consolidation of the amount of R$ 341 million of SAESA in 3Q22, comprising the adjustment of the IPCA Debt (R$ 259 million) and updates of the IPCA debentures (R$ 83 million) and funding of 3 new loan agreements in 2Q22 (impact of approximately R$95 million increase on 3Q22 results compared to 3Q21).
•	Charges (IPCA + WACC/rate) of obligations with the CDE (WACC of 7.31%) and projects for the revitalization of hydrographic basins and Legal Amazon (rate of 5.67%), of R$ 490 million, arising from the new generation concession contracts signed in the privatization process.
Charges with the CDE and Projects - Law 14.182/2021	3rd Quarter of 2022 - In BRL thousand
	Chesf	Eletronorte	Furnas	TotaL
Debt charges - Obligations with the CDE	- 233,188	- 166,315	-161,458	-560,961
Debt charges - Revitalization of watersheds	-37,257	-31,402	-24,483	-93,142
Passive monetary restatement - Obligations with the CDE	45,831	32,254	40,821	118,906
Passive monetary restatement - Revitalization of hydrographic basins	18,022	15,190	11,843	45,055
Total charges with CDE and Projects - Law 14,182/2021	-206,592	-150,273	-133,277	-490,142

MARKETLETTER 3Q2022	18
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Marketletter 3Q22

•	Negative net monetary variation of R$267 million in 3Q22, compared to a positive net monetary variation of R$40 million in 3Q21, impacted by the registration of monetary restatement of R$478 million in compulsory loan lawsuits, especially due to the variation in the Selic rate applied on the portion of principal and interest, in 3Q22, against a monetary variation of the lawsuits of R$162 million in 3Q21;

• At Eletronorte, negative net result associated with derivatives in the amount of -R$ 287 million, in 3Q22, against a positive net result of R$ 247 million in 3Q21, representing a reduction of R$ 533 million, with derivatives, due to the variation of the LME - London Metal Exchange in the period. The contract with Albras provides for an energy sale price plus the payment of a premium, which varies according to the aluminum price on the LME, quoted in US dollars. In 2022, the LME reached the maximum price stipulated in the contract and, due to the negative variation of the dollar, losses with derivatives were recorded.

Partially offset by:

•	The net exchange variation, which went from a negative net variation of R$610 million in 3Q21 to a negative net exchange variation of R$193 million in 3Q22, mainly due to the exposure of dollar-denominated debt and dollar variation in the respective periods.

2022 X 2021 VARIATION ANALYSIS

•	Financial Result presented, in 9M22, a negative variation of 281% in relation to the same period of the previous year, mainly reflecting: (i) Gains and losses with Derivatives (-R$1,261 million), with emphasis on the subsidiary Eletronorte, in reason for the pricing of the asset as provided for in the energy sales contract entered into with Albras, which is mainly linked to the LME (Aluminium) and US dollar quotations; partially offset by (ii) Worsening result from net monetary restatements (-R$689 million), impacted by the increase in passive monetary restatements related to the compulsory loan, which went from R$219 million in 9M21 to R$1,334 million in 9M22, due to mainly from the Selic variation and the increase in the accumulated provision stock, due to the change in parameters in the provisioning criteria as of 3Q21; (iii) expenses with CDE financial charges and revitalization projects - Law 14,182/2021, of R$490 million; (iv) expense of R$300 million due to the consolidation of SAESA.

3Q22X3Q21 VARIATION ANALYSIS

OTHER INCOME AND EXPENSES

Other Income and Expenses	3Q22	3Q21%		2022	2021	%
Reimbursement of Fixed Assets in Progress - AIC	0	0	-	121	0	-
Gain from the Sale of CEEE-T1 Shares	0	0	-	454	0	-
Effects of Law 14.182/20212	0	0	-	-355	0	-
Other Income and Expenses	32	772	-	55	772	-
TOTAL OTHER INCOME AND EXPENSES	32	772	-96%	274	772	-64%

¹ Eletrobras sold its entire equity interest in CEEE-T to CPFL de Energia Cone Sul Ltda, in April 2022, see note 2.3.

² The residual values of the new concessions were written off against the result for the period due to the irrecoverability determined by the CNPE, for further details see note 1.1.5.

MARKETLETTER 3Q2022	19
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

INCOME TAX

Income tax	3Q22	3Q21%		2022	2021	%
Current income tax and social contribution	-383	6	-6720%	-1,729	-1,412	22%
Deferred income tax and social contribution	595	-3,078	-119%	375	-3,669	-110%
Total income tax and social contribution	213	-3,072	-107%	-1,355	-5,081	-73%
Adjustment
(-) Eletrosul Adjustments/Chesf PCLD/IR Estimate Furnas SAESA	0	2,487		-298	2,625	-111%
Adjusted income tax and social contribution	213	-585	-136%	-1,653	-2,456	-33%

DISCONTINUED OPERATIONS

	3Q22	3Q21%		2022	2021	%
Discontinued Operations	0	-26	-100%	987	-46	-2248%

As provided in Law No. 14,182/2021, Eletrobras' capitalization was conditioned to the corporate restructuring to keep Eletronuclear and Itaipu Binacional under the direct or indirect control of the Federal Government, through the transfer of control to ENBpar. The effect on results as well as the comparison were disclosed in 2Q22 in accordance with accounting pronouncement CPC 31/IFRS 5, to present the transactions of the aforementioned segments separately from continuing operations. Thus, after the capitalization, Eletrobras' shareholding in Eletronuclear's total capital went from 99.95% to 67.95%, Eletrobras no longer has the majority of common shares and no longer has it´s control. In this sense, since 2Q22 Eletronuclear is no longer a subsidiary and became and affiliated company.

MARKETLETTER 3Q2022	20
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

1.2 EBITDA Consolidado

Tabela 14: EBITDA DETAIL

EBITDA	2022	2021	%	3Q22	3Q21%
Result of the period	4,117	5,104	-19%	-0.09	965	-100%
+ Income Tax and Social Contribution Provision	1,355	5,081	-73%	-213	3,072	-107%
+ Financial Result	2,696	710	280%	1,819	882	106%
+ Depreciation and Amortization	1,811	922	96%	812	315	158%
= EBITDA	9,978	11,817	-16%	2,419	5,234	-54%
ADJUSTMENTS
Result of discontinued operation	-987	46	-2247,8%	0	26	-100,0%
Other revenues and expenses	-274	-772	-64%	-32	-772	-96%
Regulatory remeasurement – transmission contracts	-362	-4,859	-93%	-362	-4,859	-93%
Renegotiation of the hydrological risk -resolution No. 2,932/21	0	-4,266	-100%	0	-4,266	-100%
Record of GSF expenses for adhering to the hydrological risk renegotiation	0	378	-100%	0	378	-100%
Revenue reversal energy interconnection between Brazil and Uruguay	0	8	-100%	0	0	-
Reversal of Penalties for Unavailability - CCEAR	-65	0	-	0	0	-
Reversal of deductions for penalties	8	0	-	0	0	-
Transfer of coal from the Material heading	0	13	-100%	0	0	-
Termination costs	1	80	-99%	0	1	-100%
Indemnity Allowance Health Plan	32	0	-	0	0	-
Reversal of provisions that occurred at the end of the construction of the Passo São João, São Domingos and Barra do Rio Chapéu HPPs	-20	0	-	-20	0	-
Labor Claims	39	69	-43%	0	21	-100%
Payment of Historical Hours Bank 25%	0	1	-100%	0	44	-100%
Transfer of coal to Fuel account	0	-13	-100%	0	0	-
PIS/COFINS credit - retroactive UTE Candiota III inputs	0	-4	-100%	0	0	-
FEE Consent Capitalization	16	0	-	0	0	-
Recovery of expenses (Commissions Debentures transferred to Liabilities)	0	-8	-100%	0	0	-
Loss with CCC corresponding to the inspection of Boa Vista	0	58	-100%	0	58	-100%
Indemnities, losses and damages: CAEFE (2022) Furnas	46	0	-	0	0	-
IR not collected from conviction paid in 2015	0	42	-100%	0	0	-
IR resulting from Action - AmGT Transfer	0	40	-100%	0	0	-
Legal costs and fees holding and Furnas	2	48	-96%	0	3	-100%
Labor Costs	0	13	-100%	0	0	-
Indemnities - Losses and Damages	0	38	-100%	0	0	-
Transfer of the energy trading activity from Itaipu to ENBPar	137	0	-	137	0	-
Decrease SPE FOTE	0	20	-100%	0	13	-100%
Generator set rental (emergency assistance to Amapá)	0	57	-100%	0	6	-100%
Write-off of Assets (Energisa Acre)	0	-3	-100%	0	0	-
Reimbursement of Transmission Assets to Energisa	0	2	-100%	0	0	-
Problem of accounting for previous years	0	-7	-100%	0	0	-
Indemnities, losses and damages - Engevix, CIEN and contractors CONVAP 2022	92	45	104%	92	0	-
Asset Write-off (Energisa Acre)	0	29	-100%	0	0	-
SAESA shareholding	0	0		0	0
Provision for Disputes (a)	1,587	10,476	-85%	766	422	82%
Compulsory Loan	650	1,035	-37%	108	9,059	-99%
Allowance for Credit Loss Estimate (CPC 48)/Reversal Allowance for Allowance for CIEN/write-ff clients - Chesf	1,307	-118	-1211%	0	0	-
Onerous contracts	-244	23	-1151%	47	23	103%
Estimated losses on investments	826	111	641%	-80	103	-177%
RAP adjustment portion	0	0	-	0	0	-
Estimated loss due to impairment of assets (Impairment)	158	-454	-135%	92	-555	-117%
Provision for Implementation of Shares - Compulsory Loan	71	93	-23%	30	47	-35%
Candiota III Plant - Coal	0	9	-100%	0	2	-100%
= EBITDA Adjusted	12,997	14,047	-7%	3,197	4,988	-36%

Note: As of 2019, the Company started to consider, in its adjusted EBITDA, the RBSE revenue from the extended concessions in light of Law 12,783/2013, in order to maintain a protocol similar to the debenture covenants issued in 2019. In addition, considering the privatization of the distributors was concluded in April 2019, and these operations are no longer part of its core business, the company treated as unadjusted the material effects of financial income, expenses, equity reversals and prospective allowance for loan losses (CPC 48) of loans contracted with them before or as a result of the privatization process, although revenues and eventual provisions deriving from contracted loans may continue to affect the company's accounting results until their complete depletion. However, they were treated as adjusted allowances for outstanding outstanding debt of distributors, as well as debts related to energy supply, with the exception, therefore, of provisions for prospective allowances (CPC 48) for energy supply.

MARKETLETTER 3Q2022	21
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

 Recurring Cash Generation with Adjustment of Regulatory Transmission RAP

	3Q22	3Q21
1. EBITDA Recurrent	3,197	4,988

Revenue from Transmission	2,924	4,864
O&M Revenue - renewed	1,361	1,492
Unrenewed O&M Revenue	294	97
Construction Revenue	626	742
Contractual Revenue Transmission	643	2,533

3. (+) Total Payment of Allowed Annual Revenue	3,953	3,526
Revenue of RAP and indemnities	3,953	3,526

4 = 1 - 2 + 3 : Approximate Cash Generation	4,227	3,650

* Disclosure of 3Q21 disregarding Eletronuclear's impacts

MARKETLETTER 3Q2022	22
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

1.3       Consolidated Results by Continued Operations segment:

Table 15: FINANCIAL STATEMENT BY SEGMENT – R$ THOUSAND
2022
Finacial Statement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	139,499	15,243,420	10,090,637	(408,601)	25,064,955
Operating Costs	(16,605)	(8,816,794)	(2,454,368)	387,000	(10,900,767)
Operating Expenses	(2,359,435)	(3,814,861)	(3,135,502)	21,601	(9,288,197)
Regulatory Remeasurements - Transmission Contracts	-	-	362,392	-	362,392
Operating Income Before Financial Result	(2,236,541)	2,611,765	4,863,159	-	5,238,383
Financial Result					(2,695,516)
Result of Equity Interests					1,667,870
Other income and expenses					274,366
Income tax and social contribution					(1,354,883)
Net Income from Continuing Operations					3,130,220
Net Income from Discontinued Operations					986,785
Net Income					4,117,005

2021
Finacial Statement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	472,619	15,031,011	8,978,539	(357,217)	24,124,952
Operating Costs	(427,859)	(3,525,743)	(2,058,172)	345,452	(5,666,322)
Operating Expenses	(11,633,193)	(1,673,520)	(1,304,378)	11,765	(14,599,326)
Regulatory Remeasurements - Transmission Contracts	-	-	4,858,744	-	4,858,744
Operating Income Before Financial Result	(11,588,433)	9,831,748	10,474,733	-	8,718,048
Financial Result					(709,694)
Result of Equity Interests					1,450,562
Other income and expenses					771,758
Income tax and social contribution					(5,081,107)
Net Income from Continuing Operations					5,149,567
Net Income from Discontinued Operations					(45,943)
Net Income					5,103,624

MARKETLETTER 3Q2022	23
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Marketletter 3Q22

1.3.1. INDEBTEDNESS AND RECEIVABLES

Table 16: GROSS DEBT AND NET DEBT
09/30/2022
Gross Debt - R$ million	54,501
(-) (Cash and cash equivalents + marketable securities)	16,756
(-) Financing Receivable	3,950
(-) Net balance of Itaipu Financial Assets[1]	273
Net debt	33,522

1See Explanatory Note 18b to the Financial Statements.

Highlight: In 3ITR22, Eletrobras' debt was substantially affected by the consolidation of SAESA's gross debt of approximately R$19.8 billion, in which Furnas now holds a 72% interest.

Total Consolidated Gross Debt without RGR with Debentures – R$ billion

Gross Parent Debt without RGR – R$ billion
	2022	2023	2024	2025	2026	2027	After 2027	Total (R$ bilion)
Annual Amortization with Debentures (without RGR)	2.1	2.1	4.2	3.1	2.5	0.3	6.3	20.7

Table 17: Exchange Exposure
Asset	US$ mil	%
Itaipu Loans Receivables	41,187	45%
Itaipu Financial Asset	50,499	55%
TOTAL	91,687	100%
Liabilities *	US$ mil	%
Bônus 2030 - Eletrobras	742,209	52%
Bônus 2025 - Eletrobras	499,828	35%
Others	196,129	14%
TOTAL	1,438,166	100%
MARKETLETTER 3Q2022	24
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

	2022	2023	2024	2025	2026	2027	After 2027	TOTAL
Asset (US$ million)	48.75	40.58	2.36	0.00	0.00	0.00	0.00	91,69
Liabilities (US$ million)	15.15	45.57	19.01	517.22	19.01	19.01	803.20	1,438,17
Foreign Exchange Exposure	33.60	-4.99	-16.65	-517.22	-19.01	-19.01	-803.20	-1,346,48

Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that may materialize in the coming months in the company's operations.

*In the balance of the 2030 and 2025 Bonds, there is an accounting effect on the deferral of expenses with the repurchase of the 2021 bond due to the operation carried out in February.

Ratings

Table 18: Ratings
Agency	National Classification / Perspective	Last Report
Moody’s Escala Global	“Ba2”: / Stable	07/15/2022
Moody’s SACP	“Ba2”: / Stable	07/15/2022
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Stable	06/15/2022
Fitch - Issuer Default Ratings (Local Currency)	AA(bra) / Stable	06/15/2022
Fitch - SACP	“bb-”	06/15/2022
S&P (Foreign Currency)	BB-/ Stable	06/15/2022
S&P SACP	bb-	06/15/2022
S&P Escala Nacional (Local Currency)	brAAA/brA-1+ Stable	06/15/2022

*CreditWatch

FINANCING AND LOANS GRANTED (RECEIVABLES)

Total Consolidated Loans and Financing Receivables – R$ billion

Does not include: receivable from Itaipu's financial assets of R$ 273 million and allowance for loan losses of R$ 1,818 million and current charges.

MARKETLETTER 3Q2022	25
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

Company and Financing receivable Parent company - R$ billion
Receivables Projection	2022	2023	2024	2025	2026	2027	after 2027	TOTAL
Parent Company	0.5	1.8	1.4	0.9	0.7	0.5	3.0	8.7

Does not include charges and PCLD.

In the process of privatization of distributors, CCC credits were assigned, which depended on Aneel's analysis and inspection. These credits are recorded in the Company's Financial Statements, in two accounts, namely Right of Reimbursement and Financing receivable, as per Notes 9 and 14 of 3Q22.

RBSE REPROFILING
•	Considering the extension of the transmission line concession contracts, in 2012, of its subsidiaries (CHESF, CGT Eletrosul, Eletronorte and Furnas), it was granted the right to receive the amounts due for the RBSE assets recognized by the legislation (Law No. 12,783/ 2013), which was regulated by REN 762/2017-ANEEL, based on Ordinance 120/2016 MME. In the 21/22 cycle, the RBSE values were reprofiled, according to the values shown below. In June 2022, ANEEL issued Technical Note No. 85/2022-SGT, which analyzed the reconsideration requests filed in connection with the payment of the financial component and reprofiling of the RBSE. In a monocratic decision, the reporting director of the process partially accepted the requests. This decision is suspended due to injunctions filed by transmission companies, including the Eletrobras companies. The content of the monocratic decision of the reporting officer, which provisionally suspended the effectiveness of REH No. 2258/2017, is the subject of a judgment by the ANEEL Board not yet concluded. The Company is following the issue
Table 21: RBSE reprofiling R$ million

Financial Component reprofiled with sectoral charges
	22-23	23-24	24-25	25-26	26-27	27-28
Chesf	988	1,839	1,839	1,839	1,839	1,839
Eletronorte	439	858	858	858	858	858
CGT Eletrosul	238	398	398	398	398	398
Furnas	1,332	2,927	2,927	2,927	2,927	2,927
Total	2,997	6,022	6,022	6,022	6,022	6,022
Economic Component reprofiled with sectoral charges
	22-23	23-24	24-25	25-26	26-27	27-28
Chesf	1,217	730	730	730	730	730
Eletronorte	628	270	270	270	270	270
CGT Eletrosul	207	77	77	77	77	77
Furnas	1,982	1,262	1,262	1,262	1,262	1,262
Total	4,035	2,339	2,339	2,339	2,339	2,339

TOTAL	22-23	23-24	24-25	25-26	26-27	27-28
Chesf	2,206	2,569	2,569	2,569	2,569	2,569
Eletronorte	1,067	1,128	1,128	1,128	1,128	1,128
CGT Eletrosul	445	475	475	475	475	475
Furnas	3,314	4,188	4,188	4,188	4,188	4,188
Total	7,032	8,361	8,361	8,361	8,361	8,361

MARKETLETTER 3Q2022	26
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

The above amounts include TFSEE (Electric Energy Services Inspection Fee) charges and resources for R&D and Energy Efficiency, and do not include PIS and Cofins. Furthermore, the data refer to the tariff cycle (July to July of each year) and not to the calendar year (January to December). The values approved in the reprofiling were updated by the IPCA.

Amortizations RBSE 2022- R$ million

Chesf	CGT Eletrosul	Eletronorte	Furnas	Total
1,416	285	687	2,124	4,512

Note: TFSEE and R&D values are included. PIS and COFINS are not included.

MARKETLETTER 3Q2022	27
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Marketletter 3Q22

1.4. Investment

Table 22: INVESTMENTS BY SEGMENT - R$ million

Investment (Corporate + Partnerships)	Realized 3Q22	Realized 9M 2022	Budgeted PDNG 9M 2022	% 9M 2022
Generation - corporate	311	540	967	56%
Implementation / Expansion	75	157	519	30%
Maintenance	236	383	448	86%
Transmission Corporate	534	1,152	1,327	87%
Ampliation	79	158	147	108%
Improvements and Reinforcements	220	418	648	64%
Maintenance	235	576	533	108%
Infraestructura and others*	102	223	307	73%
SPES	44	1,661	540	308%
Generation - Contributions	31	1,648	459	359%
Transmission - Contributions	13	13	69	18%
SPES Others (Furnas)	-	-	11	0%
Total	991	3,575	3,140	114%
Eletronuclear	-	465	243	192%
Total c/ Nuclear	991	4,040	3,383	119%

Others: Research, Infrastructure, Environmental Quality

* For further details on investments, by subsidiary or by project, see attachment 3 to this Investor Information, to be released shortly.

IN 2022, R$ 4,040 MILLION WAS INVESTED, OF WHICH R$ 991 MILLION OCCURRED IN 3Q22.

In Generation, investment totaled R$311 million in 3Q22. In implementation, investments of R$ 44 million in CGT Eletrosul in Coxilha Negra and R$ 18 million in Furnas at UTE Santa Cruz related to the implementation of the combined cycle and technical adaptations stand out. In terms of maintenance, BRL 155 million was paid at Chesf related to the replacement of machinery at the Paulo Afonso IV and Sobradinho plants and anticipation of supplies, exceeding the BRL 67 million planned. At Eletronorte, there was an investment of R$ 73 million related to the recovery of delayed contracts in Aparecida and Mauá, exceeding the R$ 27 million planned.

MARKETLETTER 3Q2022	28
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Marketletter 3Q22

In transmission, the total investment was R$ 534 million, with emphasis on R$ 220 million in reinforcements and improvements, of which R$ 166 million in Furnas and Chesf related to various reinforcements in SE Campos and SE Cachoeira Dourada in Furnas, and video surveillance works and implementation of tele-assistance at Chesf substations. At CGT and Eletornorte, there was a total of R$ 54 million related to works in the Salto de Santiago SE at CGT Eletrosul and Coxipó and Tucuruí at Eletronorte. In maintenance, a total investment of R$ 235 million stands out, of which R$ 211 million in CGT Eletrosul, Eletronorte and Chesf are related, respectively, to the maintenance of damaged towers, various works and anticipation of improvements. CGT Eletrosul invested R$ 57 million in expansion, with emphasis on works at the Caxias substation, Siderópolis substation and rehabilitating lines. At Chesf, there was an investment of R$ 19 million in the LT Paraiso/Açu II - this expansion was scheduled for 2021, however, due to problems with the contracted company, it was carried out in 2022.

In SPES, R$44 million were invested in 3Q22, of which R$31 million in the Holding, related to the contribution for reimbursement for energy not generated in Chapada do Piauí of the Holding and R$13 million in Eletronorte related to the termination of public civil action in the SPE TNE .

INVESTMENT FRUSTRATIONS

In corporate generation, although investments were exceeded for the reasons explained above, there was a total frustration of BRL 94 million, of which BRL 45 million at Eletronorte for not participating in the UTE Rio Negro auction and BRL 49 million at Chesf in Friar Damião (wind power).

In transmission, there was a total frustration of BRL 99 million, with emphasis on BRL 79 million at Chesf related to delays in supply with contractual terminations in reinforcements and improvements and frustration of BRL 34 million at Furnas due to failed bids and delays in hiring reinforcements and improvements.

In SPES, there was a total frustration of R$ 120 million in Furnas related to SPE Brasil Ventos due to the purchase of wind turbines having been postponed to 2023 in order to optimize hiring and improve prices.

1.5. COMMERCIALIZATION

1.5.1. ENERGY SOLD IN 3Q22 – GENERATORS – TWh

In terms of energy market evolution, the Eletrobras Companies, in 3Q22, sold 33.3 TWh of energy, against 32.6 TWh traded in the same period of the previous year, which represents an increase of 1.9%. These volumes include the energy sold from the plants under the quota regime, renewed by Law 12,783/2013, as well as by the plants under the exploration regime (ACL and ACR). With the advent of capitalization, the energies of Itaipu and Eletronuclear were excluded from 3Q22 and referring to 2021 for comparative purposes. Saesa information is not included.

MARKETLETTER 3Q2022	29
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

Sales: includes developments under Law 13,182/15

NOTE: Average ACR Prices in the chart do not include O&M. In Eletronorte's values, Amazonas-GT is included. And the Average ACR Prices in the chart do not include PIEs contracts and thermal plants contracts due to unavailability

1.5.2. ENERGETIC BALANCE

Table 23: Energy Balance
Energetic Balance (MWavg)	2022	2023	2024	2025	2026
Resources with no impact on the balance (1)	1,419	1,419	1,419	1,192	1,192

Ballast	8,006	9,076	10,351	11,592	12,772
Own resources (2) (3) (4) (5)	7,093	8,274	9,541	10,810	12,079
Energy purchased	7,093	8,274	9,541	10,810	12,079
Sales	6,761	5,973	4,136	2,676	1,598
ACL – bilateral contracts + MCP realized	6,032	5,190	3,353	1,944	866
ACR – Exceto cotas	729	783	783	733	733
Avg prices
Sale avg price R$/MWh	206.08	202.41	205.82	209.09	242.05
Purchase avg price R$/MWh	262.47	252.52	232.25	233.94	238.30
Balance (ballast – solds)	1,245	3,103	6,216	8,916	11,174
Unhired energy*	13%	30%	53%	70%	80%

* The uncontracted portion includes energy reserved for the company's hedge, strategically defined according to the GSF estimate for the period.

MARKETLETTER 3Q2022	30
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

Contracts entered into until 09/30/2022.
1- Not included in the balance sheet, whether in resources, requirements (sales) or average prices, the PIEs contracts arising from the de-verticalization process of Amazonas Distribuidora, the contracts of thermal plants by availability and the Physical Guarantee Quotas. These resources are presented in order to compose the total resources considered.
2- In Own Resources are included the Devestization plants (new PIEs) and the New Grants (Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes). For hydroelectric projects, an estimate of GFIS2 was considered, that is, the Physical Guarantee considering the Adjustment Factors as a function of Internal Losses, Losses in the Basic Grid and Availability.
3- The plants with new concession grants are considered, in 2022, with their current Physical Guarantees.
4- In the dequotization, the plants currently under quota regime start to have a new concession under the Independent Energy Producer - PIE regime, occurring gradually over a period of 5 years from 2023. The Physical Guarantee amounts were defined in Ordinance GM/MME No. 544/21.

5- Considering the new concession grants as of 2023 for the Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes plants, whose Physical Guarantee values were defined in Ordinance GM/MME No. 544/21.

Regardin contracts in the ACL, there were reductions in the amounts contracted under the aegis of Law 13,182/2015 (UHE Itumbiara), pursuant to §§ 12, 12-A and 12-B of art. 10 of the aforementioned ordinance, transcribed in Clause 6 of the contracts, which take effect from the years 2023 and 2024. The amounts presented consider, on the one hand, these reductions, but also the volumes of new contracts signed.

Physical and Nuclear Energy Guarantee Quotas (MWmed)	2022	2023	2024	2025	2026
Physical Guarantee Quotas (6) (7)	7,464	5,327	3,995	2,663	1,332
6- Total Physical Guarantee of the projects, with their current values in 2022. The concession under provisional administration of HPP Jaguari was considered, remaining until 2022.

2.
Result Analysis of
Parent Company

In 3Q22, Eletrobras Holding recorded a net loss of R$15 million, a reduction of 102% compared to the net income of R$924 million in 3Q21. The 3Q22 result was decisively influenced by: (i) Equity Equity Income, in the amount of R$751 million in 3Q22, while in 3Q21 it was 10,789 million, a decrease of R$10,038 million, mainly influenced by events , non-recurring, occurred in 3Q21, such as: (a) renegotiation of the Hydrological Risk, in the net amount of R$ 3,888 million, recorded as recovery of expenses arising from Aneel Resolution No. extension of the concession of hydroelectric plants of the Eletrobras group; and (b) a significant increase in the transmission contractual asset, mainly due to the remeasurement of the concession asset related to the RBSE as a result of the reprofiling of R$ 3,759 million, net of taxes, while in 3Q22 there was a decrease in transmission revenue of shares by deflation; (ii) registration of Other Income in R$772 million, which refers, first, to the recognition of R$622 million due to the 14-month increase (May 2016 to June 2017) to the period covered by Law No. 14,182/2021 , which regulates the CCC reimbursement credit related to economic and energy "inefficiency" and, secondly, the reimbursement credit of R$ 150 million related to the AIC (fixed assets in progress) to be paid by the privatized distributors to Eletrobras. Such events did not occur in 3Q22, contributing to the relevant difference in results between periods.

MARKETLETTER 3Q2022	31
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

The effect of such non-recurring events was partially offset by: (iii) lower provisioning, with emphasis on compulsory loan lawsuits in which, in 3Q22, the amount was R$ 108.5 million, against the provision of R$ of R$ $9,059 million in 3Q21; (iv) improvement in the negative financial result of R$ 530 million between the compared quarters, with R$ -403.3 million in 3Q22 against R$ -933.7 million in 3Q21, mainly due to the reduction in the passive exchange rate variation.

Evolution of the Parent Company's Result in the Third Quarter - R$ million 3Q22

Note: The analysis of the results of each subsidiary can be found in Appendix II of the Investor Report.

2.1       Shareholdings in the Parent Company

In 3Q22, the result from Equity Investments had a positive impact on the Parent Company's result by R$ 751 million, resulting from the Equity Income from investments in subsidiaries and affiliates, while the result in 3Q21 was R$10,789 million.

Highlight for the worsening in the results of Eletronorte (-R$ 4,299 million), Chesf (-R$ 3,380 million) and Furnas (-R$ 2,303 million), partially offset by the improvement in the result at CGT Eletrosul (+R$ 76 million)

2.2       Operating Provisions of Parent Company

In 3Q22, Operating Provisions negatively impacted the Parent Company's result by R$170 million, compared to a provision of R$ 9,552 million in 3Q21. This variation is mainly explained by: (i) negative effect on provisions for Litigation, with emphasis on compulsory loan lawsuits in the amount of R$108.5 million in 3Q22, compared to a provision of R$9,059 million in 3Q21. The expressive amount provisioned for compulsory loans in 3Q21 was based on the jurisprudential development of cases related to Legal Proceedings for compulsory loan, the Company revisited its estimates of compulsory loan provisioning, which generated an increase observed in 3Q21.

MARKETLETTER 3Q2022	32
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

Table 24: Operating Provisions (R$ million)
Operating Provisions	3Q22	3Q21
Guarantees	-4	-5
Provision for Disputes	108	9.139
PCLD - Financing and Loans	4	10
PECLD - Fuel consumption account	0	340
Investment Losses	0	15
Provision for Implantation of Shares - Compulsory Loan	30	47
Others	32	5
TOTAL	170	9,552

2.3       Parent Company Financial Result

The financial result showed an improvement of the negative result of R$ 530 million, mainly due to: (i) reduction in the passive exchange variation, which changed from R$ -503 million in net form, in 3Q21, to R$ -185 million in 3Q22 due to the 9.5% variation in the US dollar in 3Q21 and -1.7% in 3Q22; (ii) the R$ 261 million increase in Income from financial investments between the compared periods, due to the significant improvement in the profitability of FAE 2 and Fundo Referenciado DI; This was partially offset by (iii) a reduction of R$ -108 million in active monetary restatements, especially due to the variation in deflation in the quarter of investments indexed to the IPCA.

Table 25: Financial Result (R$ million)
FINANCIAL RESULT	3Q22	3Q21
Financial income
Interest, commission and fee income	252	227
Income from financial investments	378	118
Additional moratorium on electricity	0	11
Interest income on dividends	72	26
Other financial income	173	25
(-) Taxes on financial income	-34	-59
Financial expenses
Debt charges	-484	-394
Leasing charges	-1	-1
Remuneration for Thermonuclear Plant Decommissioning Fund	-	-
Charges on shareholder resources	-3	-1
Other financial expenses	-178	-96
Financial items, net
Monetary variations	-397	-289
Exchange variations	-185	-503
Financial Result	-403	-934
MARKETLETTER 3Q2022	33
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

3.
General Information

Corporate Structure on 09/30/2022

MARKETLETTER 3Q2022	34
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

Table 26: Structure of the Capital Stock
Eletrobras Social Capital
Shareholding position on 09/30/2022			% Capital
Shareholders	Quantity of Shares	Value (R$)	Species/Class	Total

COMMON	2,021,139,464	62,841,166,980,2	100.00%	87.83%
Government	667,888,884	20,765,967,728,2	33.05%	29.02%
BNDES	74,545,264	2,317,757,614,5	3.69%	3.24%
BNDESPAR	71,956,435	2,237,265,872,9	3.56%	3.13%
Citibank	62,308,218	1,937,283,993,2	3.08%	2.71%
FND	45,621,589	1,418,464,160,1	2.26%	1.98%
3G Radar Backgrounds	963,132	29,945,651,9	0.05%	0.04%
Banco do Nordeste	1,420,900	44,178,551,6	0.07%	0.06%
FGHAB	1,000,000	31,091,949,9	0.05%	0.04%
Iberclear - Latibex	301,350	9,369,559,1	0.01%	0.01%
Board of Executive Officers	20,000	621,839,0	0.00%	0.00%
Board of Directors	1	31,1	0.00%	0.00%
Others	1,095,113,691	34,049,220,028,7	54.18%	47.59%

PREF. A	146,920	3,657,455,1	100.00%	0.01%
Victor Adler	52,200	1,299,477,0	35.53%	0.00%
Shareholders to be identified	42,451	1,056,783,5	28.89%	0.00%
Others	52,269	1,301,194,7	35.58%	0.00%

PREF. B	279,941,393	6,968,915,542,3	100.00%	12.16%
3G Radar Backgrounds	30,451,076	758,055,014,8	10.88%	1.32%
BNDESPAR	18,691,102	465,299,932,4	6.68%	0.81%
BNDES	18,262,671	454,634,487,6	6.52%	0.79%
Board of Directors	4,364,579	108,652,679,4	1.56%	0.19%
Citibank	4,354,221	108,394,825,3	1.56%	0.19%
Shareholders to be identified	2,005,404	49,922,917,6	0.72%	0.09%
Iberclear - Latibex	125,653	3,128,030,2	0.04%	0.01%
Board of Executive Officers	50,000	1,244,709,7	0.02%	0.00%
Government	493	12,272,8	0.00%	0.00%
Others	201,636,194	5,019,570,672,3	72.03%	8.76%

PREF. C - GOLDEN SHARE UNIÃO	1	24,9	100.00%	0.00%
TOTAL	2,301,227,778	69,813,740,002,5	-	100.00%
MARKETLETTER 3Q2022	35
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

Asset Behavior Analysis

Shares

Table 27: B3, ELET3 and ELET6
	(R$)	(R$)	(pts.)	(pts.)
Price and Volume	ELET3	ELET6	IBOV	IEE
	(Shares ON)	(Shares PN)	(Índice)	(Índice)
Closing Price on 09/30/2022	42.97	45.15	110.037	78.488
Maximum in the quarter	49.60	51.20	114.070	86.101
Average in the quarter	45.66	47.15	106.736	81.159
Minimum in the quarter	42.25	43.42	96.121	76.939
Variation in 3Q22	-7.0%	-3.3%	11.7%	-0.4%
Change in the last 12 months	13.7%	21.2%	-0.8%	0.2%
Average Daily Traded Volume 3Q22 (R$ million)	463.49	137.64	-	-
Book Value per Share (R$)	48.59	48.59	-	-
Price / Profit (P/E) (1)	19.75	20.75	-	-
Price / Shareholders' Equity (P/B) (2)	0.88	0.93	-	-
(1)	Closing price of preferred and common shares at the end of the period / Net income per share. For the calculation, the accumulated net profit of the last 12 months was considered;
(2)	Closing price of preferred and common shares at the end of the period / Book Value per share at the end of the period.
MARKETLETTER 3Q2022	36
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22
Evolution of Shares Traded at B3

Source: AE Broadcast

Index number 09/30/2021 = 100 and ex-dividend values.

ADR Programs

Table 28: NYSE, EBRN and EBRB
Price and Volume	(US$) NYSE	(US$) NYSE
	EBRN	EBRB
Closing Price on 09/30/2022	8.03	8.48
Maximum in the quarter	9.66	10.11
Average in the quarter	8.76	9.08
Minimum in the quarter	7.91	8.09

Variation in 3Q22	-9.5%	-4.6%
Change in the last 12 months	15.4%	17.5%
Average Daily Trading Volume 3Q22 (US$ thousand)	14.957	444

MARKETLETTER 3Q2022	37
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22
Evolution of Shares Traded in ADR

Source: AE Broadcast

Index number 09/30/2021 = 100 and ex-dividend values.

MARKETLETTER 3Q2022	38
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

Latibex - MADRID MARKET

Table 29: LATIBEX, XELTO and XELTB
Price and Volume	(€) LATIBEX	(€) LATIBEX
	XELTO	XELTB
Closing Price on 09/30/2022	8.10	8.60
Maximum in the quarter	8.70	9.50
Average in the quarter	8.39	8.61
Minimum in the quarter	8.10	8.00

Variation in 3Q22	4.5%	8.2%
Change in the last 12 months	31.7%	41.0%
Average Daily Traded Volume 3Q22 (thousands of Euros)	9.7	2.8

Evolution of Foreign Currencies

Index number 09/30/2021 = 100.

Source: Banco Central

MARKETLETTER 3Q2022	39
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

Nº of Employees

PARENT COMPANY

With the conclusion of the privatization of Eletrobras on June 17, 2022, 280 employees assigned to other bodies, as permitted by Decree 10835/2021, returned to the Eletrobras companies, 59 of which in Eletrobras Holding. The table below reflects the return of these employees in addition to other changes in the quarter.

Table 30: Employees by Working Time
Working time in the company (years)	1Q22	2Q22	3Q22
Up until 5	23	18	17
6 to 10	31	45	47
11 to 15	390	434	397
16 to 20	148	149	182
21 to 25	18	17	17
More than 25	60	62	61
Total	670	725	721
Table 31: Employees by Federation State
Federation State	1Q22	2Q22	3Q22
Rio de Janeiro	653	708	704
Brasília	15	15	15
São Paulo	1	1	1
Expatriado	1	1	1
Total	670	725	721
MARKETLETTER 3Q2022	40
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

Balance Sheet

(R$ thousand)
Ativo	Parent Company		Consolidated
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
CURRENT
Cash and cash equivalents	1,640,956	7,384	4,118,346	192,659
Restricted cash	2,642,581	2,544,594	2,642,581	2,544,594
Marketable securities	8,300,290	6,026,365	12,637,380	15,640,776
Customers	537,760	719,906	5,046,692	5,094,976
Asset contractual transmission	0	0	9,077,098	7,356,356
Loans and financing	2,395,034	2,275,301	1,564,649	1,251,766
Remuneration of equity interests	2,573,667	5,028,731	199,806	443,142
Taxes to recover	633,395	456,725	1,100,833	755,906
Income tax and social contribution	613,146	640,191	1,792,783	1,487,777
Reimbursement rights	792,655	741,255	824,242	768,848
Warehouse	256	293	486,742	627,573
Nuclear fuel stock	0	0	0	487,895
Derivative financial instruments	0	0	383,457	690,333
Hydrological risk	0	0	0	0
Others	1,409,158	685,320	2,944,669	2,014,705
Asset held for sale	369,725	289,331	460,486	387,690
	22,145,571	19,415,396	43,516,712	39,744,996

NON CURRENT
LONG-TERM REALIZABLE
Reimbursement rights	2,234,330	5,529,316	2,316,503	5,627,386
Loans and financing	4,767,958	8,180,605	2,385,373	4,591,761
Customers	0	0	711,431	993,080
Marketable Securities	412,074	398,280	1,562,416	1,093,476
Amounts Receivable - ENBPAR	1,233,683	0	1,233,683	0
Nuclear fuel stock	0	0	0	1,490,820
Taxes to recover	3,365	3,365	420,928	449,258
Current Income Tax and Social Contribution	0	0	3,229,450	1,500,987
Escrow deposits	6,583,505	6,393,647	8,811,858	8,247,485
Transmission contractual asset	0	0	52,247,908	52,158,612
Financial assets - Concessions and Itaipu	36,080	428,865	36,080	2,601,027
Derivative financial instruments	0	0	383,489	653,022
Advances for future capital increase	20,596,028	3,932,463	0	0
Hydrological risk	0	0	0	0
Decommissioning Fund	0	2,055,713	0	2,055,713
Others	1,804,391	2,024,412	1,144,071	1,087,508
	37,671,414	28,946,666	74,483,190	82,550,135
INVESTMENT	106,263,301	88,740,622	33,865,177	27,647,781
Fixed assets net	233,890	235,453	34,397,553	33,367,981
INTANGIBLE	66,035	61,387	80,243,497	4,992,176
TOTAL NON-CURRENT ASSETS	144,234,640	117,984,128	222,989,417	148,558,073
TOTAL ASSETS	166,380,211	137,399,524	266,506,129	188,303,069
MARKETLETTER 3Q2022	41
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

(R$ thousand))
Passivo	Parent Company		Consolidated
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
CURRENT
Loans and financing and Debentures	3,747,872	5,310,178	7,031,920	8,234,753
Compulsory loan	1,345,583	1,216,335	1,345,583	1,216,335
Suppliers	730,471	773,858	3,101,127	4,031,532
Advances from customers	1,648,149	1,370,946	1,840,014	1,460,455
Taxes payable	63,246	259,336	512,315	804,485
Income tax and social contribution	0	0	116,982	19,624
Remuneration to shareholders	49,655	1,381,111	57,614	1,406,891
Financial liabilities - Concessions and Itaipu	0	578,626	0	578,626
Estimated liabilities	164,485	153,568	1,496,136	1,602,947
Reimbursement Obligations	2,035,128	836,744	2,035,128	859,003
Provisions for contingencies	0	0	239,691	233,304
Provisões para litígios	2,508,825	2,267,649	3,329,741	2,267,649
Regulatory charges	0	0	1,047,357	542,913
Obligations arising from Law 14.182/2021	0	0	1,445,911	0
Lease	8,169	7,773	203,403	209,774
Others	84,056	64,061	725,207	246,700
	12,385,639	14,220,185	24,528,129	23,714,991
Liabilities associated with assets held for sale	0	0	171,227	168,381
	12,385,639	14,220,185	24,699,356	23,883,372
NON-CURRENT
Loans and financing and Debentures	16,950,577	19,294,960	47,468,708	35,780,892
Suppliers	0	0	0	16,555
Advances from customers	0	0	250,819	186,348
Obligation for asset retirement	0	0	0	3,268,301
Provisions for contingencies	23,647,844	23,666,275	32,048,827	31,142,222
Post-employment benefits	855,306	885,455	4,939,333	5,851,502
Obligations arising from Law 14.182/2021	0	0	34,325,336	0
Provision for unsecured liabilities	0	0	0	708,516
Onerous contracts	0	0	194,810	428,164
Lease	34,362	40,560	566,079	693,710
Concessions payable - Use of public goods	0	0	375,135	81,655
Advances for future capital increase	84,225	77,336	84,225	77,336
Sector Charges	0	0	469,117	649,341
Tributos a recolher	0	0	747,450	260,612
Deferred income tax and social contribution	433,712	569,816	6,576,193	7,244,737
Others	493,523	2,523,733	1,915,296	1,613,042
	42,499,549	47,058,135	129,961,328	88,002,933

EQUITY
Share capital	69,705,554	39,057,271	69,705,554	39,057,271
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Profit reserves	30,890,165	30,890,165	30,890,165	30,890,165
Other comprehensive cumulative results	-7,640,574	-7,693,402	-7,640,574	-7,693,402
Non controlling shareholdins	0	0	350,422	295,560
Retained earnings	4,672,708	0	4,672,708	0
TOTAL SHAREHOLDERS' EQUITY	111,495,023	76,121,204	111,845,445	76,416,764
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	166,380,211	137,399,524	266,506,129	188,303,069

MARKETLETTER 3Q2022	42
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

Income Statement

	Parent Company		Consolidated
	09/30/2022	09/30/2021	09/30/2022	09/30/2021
NET OPERATING REVENUE	139,207	472,345	25,064,955	24,124,952
Operating costs
Personnel, Material and Services	0	0	-2,526,440	-2,047,101
Energy purchased for resale	-16,605	-418,856	-2,142,138	1,353,914
Charges upon use of electric network	0	0	-1,981,952	-1,665,212
Fuel for electricity production	0	0	-1,541,826	-1,536,977
Construction	0	0	-934,772	-769,016
Depreciation	0	0	-926,776	-781,668
Amortization	0	0	-727,537	-34,733
Operating Provisions /Reversals net	0	0	0	-9,472
Others Costs	0	0	-119,326	-176,057
GROSS RESULT	122,602	53,489	14,164,188	18,458,630
Operating expenses
Personnel, Supllies and Services	-426,846	-400,505	-2,220,028	-2,119,354
Depreciation	-8,373	-8,995	-129,655	-85,132
Amortization	-8	-8	-26,654	-20,649
Donations and contributions	-97,296	-65,830	-141,671	-115,176
Operating Provisions /Reversals net	-1,629,576	-10,864,969	-5,793,684	-11,364,571
Others	-193,536	-288,703	-976,505	-894,444
	-2,355,635	-11,629,010	-9,288,197	-14,599,326

Regulatory Remeasurements - Transmission Contracts	0	0	362,392	4,858,744

OPERATING INCOME BEFORE FINANCIAL RESULT	-2,233,033	-11,575,521	5,238,383	8,718,048

Financial result	-189,062	-665,289	-2,695,516	-709,694

INCOME BEFORE EQUITY	-2,422,095	-12,240,810	2,542,867	8,008,354
RESULTS OF EQUITY	5,223,640	16,558,591	1,667,870	1,450,562
OTHER INCOME AND EXPENSES	574,658	771,758	274,366	771,758
OPERATING RESULT BEFORE TAXES	3,376,203	5,089,539	4,485,103	10,230,674
Current Income Tax and Social Contribution	-271,638	0	-1,729,398	-1,412,203
Deferred Income Tax and Social Contribution	0	0	374,515	-3,668,904
NET INCOME FROM CONTINUING OPERATIONS	3,104,565	5,089,539	3,130,220	5,149,567
NET INCOME (LOSS) FROM THE DISCONTINUED OPERATION	986,785	-45,755	986,785	-45,943
NET INCOME FOR THE PERIOD	4,091,350	5,043,784	4,117,005	5,103,624

MARKETLETTER 3Q2022	43
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

Cash Flow Statement

(R$ thousand)
	Parent Company		Consolidated
	30.09.22	30.09.21	30.09.22	30.09.21
Operating Activities	3,376,203	5,089,539	4,485,103	10,230,674
Income before income tax and social contribution

Depreciation and amortization	8,380	9,003	1,810,620	922,182
Net foreign exchange rate variations	508,415	316,519	352,552	170,934
Financial charges	105,856	144,836	3,039,872	1,401,191
Equivalence equity results	-5,223,640	-16,558,591	-1,667,870	-1,450,562
Other Income and Expenses	-574,658	-771,758	-274,366	-771,758
Revenue from the contractual asset - transmission	0	0	-12,142,930	-12,370,303
Construction Revenue Generation	0	0	-7,324	-38,650
Contractual revenue - Transmission	0	0	927,448	769,016
Regulatory Remeasurements - Transmission Contracts	0	0	-362,392	-4,858,744
Operating provisions (reversals)	1,629,576	10,864,969	5,793,684	11,374,043
Participation of non-controlling shareholders	0	0	-49,403	-90,643
GSF reimbursement	0	0	0	-4,265,889
Financial instruments - derivatives	0	0	576,408	-684,564
Others	9,019	-92,966	-371,005	553,985
	-3,537,052	-6,087,988	-2,374,706	-9,339,762
(Increases) / decreases in operating assets
Customers	0	1	-510,004	1,002,547
Marketable securities	-2,273,925	-720,347	2,075,384	-4,661,177
Reimbursement rights	337,087	51,040	348,990	-66,188
Warehouse	37	24	-51,431	115,600
Nuclear fuel stock	0	0	0	-116,863
Financial assets - Itaipu	-422,789	1,568,820	-422,789	1,568,820
Assets held for sale	-80,394	0	-72,796	-99,879
Hydrological risk	0	0	0	520,785
Credits with subsidiaries - CCD	0	0	0	0
Others	1,202,287	110,536	812,412	138,912
	-1,237,697	1,010,074	2,179,766	-1,597,443
Increase / (decrease) in operating liabilities
Suppliers	12,552	-254,687	254,073	-295,864
Advances	0	0	166,827	-67,232
Lease	-5,802	-5,725	14,394	274,473
Estimated liabilities	10,917	15,577	9,327	-69,388
Indemnification obligations	0	0	0	99,003
Sectorial charges	0	0	221,323	-137,040
Liabilities associated with assets held for sale	0	0	2,846	0
MARKETLETTER 3Q2022	44
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

Others	-150,593	-733,239	-828,458	-797,023
	-132,926	-978,074	-159,668	-993,071
Payment of financial charges	-1,008,362	-848,801	-2,147,718	-1,223,467
Payment of financial charges - leases	0	0	-2,882	-95,053
Revenue of RAP and indemnities	0	0	10,716,047	11,807,432
Revenue of financial charges	531,789	643,814	257,973	455,579
Payment of income tax and social contribution	-219,126	-155,989	-2,451,751	-1,905,401
Revenue of remuneration for investments in equity interests	2,896,572	5,528,150	1,092,659	1,523,912
Supplementary pension payment	-30,149	-11,002	-331,908	-238,017
Payment of legal contingencies	-1,851,531	-1,886,445	-2,013,742	-4,148,606
Bonds and related deposits	-426,442	-1,574,390	-888,159	-1,514,022
Net cash from (used in) operating activities of continuing operations	-1,638,720	728,889	8,361,014	2,962,755
Net cash from (used in) operating activities of discontinued operations	0	0	-2,908,844	153,526
Net cash from (used in) operating activities	-1,638,720	728,889	5,452,170	3,116,281

Financing activities
Loans and financing obtained and debentures obtained	44,746	2,700,000	2,544,746	4,736,770
Payment of loans and financing and debentures - principal	-3,540,193	-2,860,468	-5,358,847	-4,083,507
Payment of remuneration to shareholders	-916,031	-2,922,438	-811,700	-2,840,202
Receipt of advance for future capital increase	0	0	0	0
Payment of finance leases	0	0	-540,369	-265,895
Others	0	0	0	266
Net cash from (used in) continuing operations financing activities	-4,411,478	-3,082,907	-4,166,170	-2,452,568
Net cash from (used in) the financing activities of discontinued operations	0	0	-174,814	775,470
Net cash from (used in) financing activities	-4,411,478	-3,082,907	-4,340,984	-1,677,098

Investing activities
Receipt of loans and financing	2,557,193	5,076,238	1,711,612	3,663,636
Payment of share capital	30,749,280	0	30,749,280	0
Acquisition of fixed assets	-6,892	-2,621	-916,120	-459,351
Aquisição de ativo intangível	-4,656	-13,964	-31,950,441	-122,178
Acquisition of intangible assets	-188,367	-9	-235,789	-117,921
Acquisition / capital investment in equity	-26,526,187	-1,022,319	0	-1,030,000
Acquisition of contractual asset	1,103,398	188	1,103,398	188
Advance concession for future capital increase	0	0	-934,772	-769,016
Net cash in the business combination	0	0	180,203	0
Others	0	0	23,472	-81,025
Cash and cash equivalents at the beginning of the year of continuing operations	7,683,770	4,037,514	-269,157	1,084,333
Cash and cash equivalents at the end of the year from continuing operations	0	0	3,079,754	-928,026
Net cash from (used in) investing activities	7,683,770	4,037,514	2,810,597	156,307

MARKETLETTER 3Q2022	45
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Marketletter 3Q22

Increase (decrease) in cash and cash equivalents	1,633,572	1,683,496	3,921,783	1,595,490

Cash and cash equivalents at the beginning of the year of continuing operations	7,384	21,630	192,659	286,607
Cash and cash equivalents at the end of the year from continuing operations	1,640,956	1,705,126	4,118,346	1,881,127
	1,633,572	1,683,496	3,921,783	1,595,490

MARKETLETTER 3Q2022	46
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.